Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

On March 9, 2005, Exelon Corporation (“Exelon”) will participate in individual investor meetings and make a presentation at the Morgan Stanley 12th Annual Global Electricity & Energy Conference in New York, NY. The presentation will be available via webcast on March 9, 2005, at 10:30 A.M. Eastern Time. The webcast can be accessed through Exelon’s website at www.exeloncorp.com under the “Investor Relations” tab. Following are the slides and handouts to be used in the meetings and the presentation.

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Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, expected synergies and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”) and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”) and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2004 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for each of Exelon, ComEd, PECO and Exelon Generation; (2) the Exelon Registrants’ 2004 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data for Exelon – Note 20, ComEd – Note 15, PECO – Note 14 and Exelon Generation – Note 16; and (3) the PSEG Registrants’ 2004 Annual Report on Form 10-K – Forward Looking Statements. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is contained in the Registration Statement on Form S-4 that Exelon has filed with the SEC (Registration No. 333-122704) in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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Morgan Stanley 12th Annual Global Electricity & Energy Conference New York City March 9, 2005 Exelon Corporation Public Service Enterprise Group

Safe Harbor Language This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger of Exelon and PSEG, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the proposed merger, is included in the preliminary joint proxy statement/prospectus contained in the Registration Statement on Form S-4 (Registration No. 333-122704) that Exelon has filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information This presentation is not a solicitation of a proxy from any security holder of Exelon or PSEG. The above- referenced Registration Statement on Form S-4 contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680- 5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171. The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's and PSEG's directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Agenda Exelon Update John Young PSEG Update Tom O'Flynn Merger Update Tom O'Flynn & John Young Executive VP, Finance and Markets Exelon Corporation Executive VP and CFO Public Service Enterprise Group

Exelon Agenda Corporate Overview/Management Changes 2004 Performance and 2005 Outlook Illinois Post-2006 Update

Exelon Overview - 2004 Revenue $14.5B Net Income $1.86B Assets $42.8B Pennsylvania Utility Illinois Utility Nuclear Fossil Power Team Revenue $7.9B Net Income $673M Capacity 34.7GW Assets $16.4B Revenue $10.3B Net Income $1,128M Customers 5.1M Assets $27.6B

Management Team John W. Rowe Chairman, President, CEO Randall E. Mehrberg EVP & General Counsel Chief Integration Officer John L. Skolds EVP & President Delivery & Generation John F. Young EVP Finance & Markets Pamela B. Strobel EVP & Chief Admin Officer President, BSC Frank M. Clark EVP & Chief of Staff President, ComEd Elizabeth A. Moler EVP, Gov & Env Aff & Public Policy S. Gary Snodgrass EVP & Chief Human Resources Officer Nuclear - Crane Fossil - Schiavoni ComEd - Clark PECO - O'Brien Power Team - McLean CFO, Treasurer - Mitchell Risk & Fin. Mgt. - McDonald Fin. Ops. - Arndt Investor Relations - Metzner

2004 Financial Summary $2.78 Operating Earnings (+6.5% over 2003) Core growth in retail volumes Higher generation margins Acquisition of the second half of AmerGen Exelon Way cost savings Reduced losses at Enterprises Lower interest expense Dividend increases totaling 60% in 2004 (current annual rate $1.60/share) Free cash flow of $1.4 billion Note: See presentation appendix for GAAP EPS and cash flow reconciliation

Looking Back: 2000 - 2004 Exelon had 9.6% average annual earnings per share growth driven by: PECO / Unicom merger Cost management initiatives Debt reduction and refinancings Effective commodity risk management Despite: Retail rate freeze Merchant power overbuild Volatile wholesale prices Note: See presentation appendix for GAAP EPS reconciliation

2004 Guidance Weather ComEd CTC Amort. / Depr. Nuclear Outages /Fuel Exelon Way Load Growth Other RNF Interest 2005 Guidance Invisible dataset 0 2.78 2.86 2.81 2.76 2.76 2.81 2.91 2.96 0 Green 2.78 0.11 0.03 0.05 0.05 0.05 0.1 0.05 0.09 3.1 2004A 2005E Interest O&M Expense/ Other ComEd CTC Expected EPS Drivers Amort.& Depr./ PECO CTC Amort. 2005 Adjusted (non-GAAP) Operating EPS Guidance: $2.90 - $3.10 Nuclear Refueling Outages Weather Load Growth Other Revenue Net Fuel Growth Other Risks and Opportunities +/- CTC Reset +/- Weather +/- Economy +/- Natural Gas Prices Note: See presentation appendix for GAAP EPS reconciliation

Exelon 2005 Focus We will continue to execute the fundamentals . . . Customers - improve reliability Competition - prepare for Illinois Post 2006 Employees - drive high performance Environment - focus on stewardship Shareholders - deliver value .. . . while we work to close the merger and plan the integration

Illinois Post-2006 Update - Competition Benefiting IL Customers Since the onset of customer choice in 1997, more than 70% of ComEd's biggest customers have chosen alternatives to bundled rates, some saving up to 15% Residential customers saved 20% with a rate reduction, and even more considering a 10-year rate freeze when the CPI increased 20% (current rates lowest since early 1990's) Since 1998, outage frequency is down 44%, duration is down 53% Nuclear capacity factors have increased from 49% to 93% 9,000 megawatts of new competitive power supply brought on line (and not in rate base)

Illinois Post-2006 Update - Process Moving Forward 12/3/04 ICC staff report to General Assembly endorsed an auction process similar to New Jersey's (best fit with consensus of Procurement Working Group) ComEd made filings at the ICC on February 25 proposing an auction process Details of the filing and case schedule were previewed with all stakeholders including ICC staff Proceeding will likely run through January 2006 Auction has support of a variety of stakeholders Bi-partisan House Committee formed to oversee Post-2006 process (Chairman: George Scully) Will hear testimony from a broad range of stakeholders before determining General Assembly's level of involvement and direction to the ICC A separate filing for delivery rates and new rate design will be made in the 2nd or 3rd quarter of 2005

PSEG Agenda 2004 overview and 2005 outlook PSEG operating companies

PSEG Overview 2004 Earnings $726M* 2004 EPS $3.03* ROE 13% Assets $29B Regional Wholesale Energy Leveraged Leases Domestic/Int'l Energy Traditional T&D * From continuing operations, includes Parent impact of $(49)M, or $(0.20) per share EPS $1.44 ROE 13% Assets $13.6B EPS $1.29 ROE 11% Assets $8.6B EPS $0.50 ROE 7% Assets $7.2B

PSEG 2004 Financial Review $3.03 operating earnings includes impact of: Hope Creek Extended Outage ($0.34) Replacement Power Costs at Fossil and Salem ($0.15) Strengthening of Polish Zloty ($0.06) Increased annual dividend to $2.20 per share in 2004 2005 indicative annual dividend of $2.24 Energy Holdings returned $475M of capital Leverage ratio at 57% Retired $300M of debt at Energy Holdings Replaced $800M of non-recourse debt at PSEG Power with $500M at favorable rates Mandatory convert in late 2005

2004 Actual Power PSE&G Energy Holdings Other 2005 Estimate West 726 726 773 773 784 0 0 53 6 23 12 784 PSEG 2005 Operating EPS Guidance + Improved Nuclear & Fossil Operations - NDT O&M $3.15 - $3.35 $3.03 + Currency Impacts Preferred Dividend from Holdings Additional Shares

Basic Facts 10th largest electric distribution utility in the U.S. - 2.1M customers 9th largest gas distribution utility in the U.S. - 1.7M customers 2nd largest peak transmission utility in traditional PJM - 1,411 circuit miles PSE&G Overview 0 10 ml 1 2 3 4 5 6 7 8 9 W a r r e n C o .. H u n t e r d o n C o .. M o r r i s C o .. B e r g e n C o .. E s s e x C o .. H u d s o n C o .. U n i o n C o .. M i d d l e s e x C o .. M e r c e r C o .. M o n m o u t h C o .. O c e a n C o .. B u r l i n g t o n C o .. C a m d e n C o .. S u s s e x C o .. P a s s a i c C o .. S o m e r s e t C o .. STATEN ISLAND G l o u c e s t e r C o .. COMBINED ELECTRIC & GAS TERRITORIES ELECTRIC TERRITORY GAS TERRITORY KEY: N E W S

People Safe, Motivated, Productive Customer Care Operations Reliable, Low Cost Financial Reasonable Return PSE&G Focuses on Performance OSHA Index OSHA Incident Severity Rate Motor Vehicle Accidents Total Availability Employee Engagement Index Overtime Staffing Levels SAIFI MAIFI Transmission Availability Index Leak Response Rate Damages Per 1000 Locate Requests Gas Leak Reports Per Mile Perception Survey (Res/Sm Bus) Perception Survey (Large Bus) BPU Inquiry Ratio #BPU + Executive Inquires Fix It Right / First Contact Delivery Business MOT Survey New Business Construction Survey CAIDI CapEx O&M Return on Assets Net Write-Offs Unbilled Balance (>90 Days) Safe Top 10% Nationally Reliable Top 25% Regionally Low Cost Top 25% Regionally

PSEG Power Overview Owned MW: 11,123 2004 Output (GWH): 20,787 Fuel Mix (MW): Gas 58% Coal 26% Oil 14% Other 2% Owned MW: 3,484 2004 Output (GWH): 24,673 2004 Capacity Factor: 81.8% Portfolio Management Asset Based Products BGSS FTR's Emissions Wholesale Commodity Trading Market/Business Development

2005 BGS Auction Results 2003 Auction 2004 Auction 2005 Auction East 32.1 36.9 45.14 West 20.6 17.55 20.77 $32 - $33 $36 -$37 $52.70 (10 Month NJ Avg.) $54.45 (12 Month NJ Avg.) $65.91 (36 Month NJ Avg.) $44 -$46 Transmission Ancillary services Load shape Congestion Risk premium Capacity ~ $20 ~ $18 ~ $21 RTC Forward Energy Cost

Reliability Pricing Model in PJM Prices reflect locational and operational value Rational supply adequacy planning with 4-year forward commitments/prices Demand curve depicts market capacity price stability proportionate to system requirements Auction Date Effective Timeframe Nature of Auction Sept 2005 6/1/06 - 5/31/07 Two regions Nov 2005 6/1/07 - 5/31/08 Four regions Jan 2006 6/1/08 - 5/31/09 & 6/1/09 - 5/31/10 Four regions and operational differentiation PJM Proposed Schedule PJM plans to submit the proposal to FERC in March 2005 FERC approval is expected in the summer 2005

RPM Implications to PSEG Market recognizes PSEG generation for reliability services provided Improved financial performance for PSEG Power Locational advantage of PSEG units Provides financial viability for peaking fleet Clearer investment and retirement decision-making parameters Potential for increased competitive response in PSEG markets

PSEG Energy Holdings Overview PSEG Global EBIT Contribution ($298M**) (After non-recourse interest) 8% 8% North America Chile Latin America (other than Chile) Asia Pacific Europe India and Oman EBIT 0.3 0.25 0.16 0.16 0.07 0.06 Chile 16% 6% 30% 25% Asia Pacific Europe North America Latin America (other than Chile) 16% India & Oman 7% **Includes unallocated G&A ($30.9)M PSEG Resources EBIT Contribution ($154M*) Energy Leases Other Leases Other Investments East 142 10 36 Energy Leases 76% Other Leases LBO & Limited Partnerships 19% 5% *Includes operating exp. and G&A ($34)M

PSEG 2005 Focus Improving nuclear operations Salem 1 and 2 reactor vessel head replacement Continued reliable, safe and low cost utility operations Branchburg transformer back in service June 30 Securitize Year 4 BGS $64M filing to eliminate electric revenue credit Mandatory convert adds equity in 2005 Excess cash flow enables further de-levering Opportunistic asset monetizations at Energy Holdings

Merger Update Tom O'Flynn Transaction Overview John Young Operational Opportunities Financial Profile Growth Drivers

Key Transaction Terms Offer Price: 1.225 shares of Exelon per PSEG share Ownership: 68% Exelon shareholders 32% PSEG shareholders Governance: John W. Rowe to be CEO E. James Ferland to be non-executive Chairman 18 Board members - 12 nominated by Exelon - 6 nominated by PSEG Timing: Expected to close within 12-15 months from announcement Nuclear Agreement: Operating Services Contract started 1/05 Approvals: Shareholders, Federal and State Regulatory

A "Win-Win"Combination Combined Company Enhanced earnings Regulatory and market diversity Increased operating flexibility Strong, stable cash flow with commitment to solid investment grade ratings Experienced management team PSEG Brings Excellence in transmission and distribution operations Expertise in BGS auction development and participation Strong gas LDC experience Exelon Brings Premier nuclear operation expertise Broad platform for earnings and cash flow growth Large merger integration success

Dec 2004 Q1 2005 Q2 2005 Q3 2005 Q4 2005 Q1 2006 Anticipated Timeline - Update Announce Transaction 12/20/04 Exelon & PSEG Shareholder Meetings FERC, NJBPU, ICC Regulatory Filings 2/4/05 File Joint Proxy Statement 2/10/05 Work to Secure Regulatory Approvals (FERC, SEC, NRC, DOJ, NJBPU, NJDEP*, PAPUC, ICC*, NYPSC and others) Develop Transition Implementation Plans Receive Regulatory Approvals Close Transaction * Notice filing only Implement Nuclear Operating Services Agreement 1/17/05

Strong Generation Platform Premier nuclear operator, based on consistent top quartile performance Balanced and diverse generation portfolio Reliable and commercially responsive fossil operations Experienced leader in wholesale power marketing and risk management Complementary Generation Portfolio Positions New Company for Success

Exelon has proven track record of improving and sustaining safety, operating and cost performance Significant opportunity to improve PSEG fleet performance under Nuclear Operating Services Contract, started January 2005 Every 1% increase in capacity factor for PSEG's nuclear fleet generates pre-tax income of about $12 million Opportunity for Improved Nuclear Performance Exelon Non-Fuel Production Cost ($/MWh) PSEG Non-Fuel Production Cost ($/MWh) Exelon-operated Capacity Factor PSEG-operated Capacity Factor

Combined Generation Assets PEG: EXC: (MWs)* Baseload Load Following Peaking PJM 24,649 8,018 8,096 NEPOOL 503 837 163 NYISO 514 500 0 ERCOT 830 3,300 1,544 TOTAL 26,496 12,655 9,803 * Includes long-term contracts; excludes 2,531 MWs in other regions

Market Power Mitigation 2/4/05 - Filed the merger application with FERC Proposed Divestiture "Virtual Divestiture" Transfer control of 2,600MW of baseload nuclear energy Divest a total of 2,900MW fossil fuel facilities Peaking 1,000MW Mid-Merit 1,900MW at least 550MW coal-fired Exelon Baseload Load Following Peaking PSEG Baseload Load Following Peaking

Opportunity for Improved T&D Reliability 2003 Key Performance Indicators Exelon Exelon PSE&G PSE&G Performance Quartile Performance Quartile Reliability - Outage Frequency (SAIFI) 1.09 2nd 0.63 1st Customer Satisfaction (ACSI) 70 4th 76 2nd Safety (OSHA Recordables Rate) 2.40 2nd 2.88 2nd Total T&D $/Customer $235 3rd $191 1st PSE&G has proven track record for reliable, cost effective T&D operations Exelon reliability has improved -- committed to further improvements Focus on customer satisfaction

Financial Benefits Stronger platform to achieve consistent earnings growth Annual synergies of approximately $400 million in year 1 growing to $500 million by year 2 Earnings accretion for both companies' shareholders in year 1 Nuclear contract provides earnings benefit for both companies starting in 2005 Secure and growing dividend Strong balance sheet

$500 Million of Synergies in Year 2 Corporate/BSC 0.39 T&D 0.11 GENCO Corp 0.07 Trading 0.09 Nuclear 0.34 7% 9% 34% 39% 11% Trading Genco Corp/ Fossil T&D Corporate, Business Services Nuclear (1) Staffing 0.43 Nuclear Production Improvements 0.14 Nuclear Outages 0.03 IT 0.09 Corp Programs 0.15 Supply 0.16 15% 16% 43% 9% Corporate Programs Info Technology Staffing Supply By Business By Category Nuclear Production Improvements 14% 3% Nuclear Outage Costs (1) Includes cost and production improvement

Solid Balance Sheet Exelon and PSEG believe they will retain solid investment-grade ratings on a combined basis Pro Forma Key Ratios (1) Year 1 Year 2 Funds from Operations / Average Total Debt 28% 31% Funds from Operations Interest Coverage 5.8x 6.2x EBITDA Interest Coverage 7.0x 7.1x Debt / Capital 41% 41% (1) Ratios exclude securitized debt and PSEG Energy Holdings

Strong Cash Flow

EE&G Value Proposition Solid Delivery Business Stable growth Improving operations Constructive regulatory processes in IL, NJ and PA Geographic diversity Exceptional Generation Business Large, low cost, low emissions generation fleet in competitive markets with strengthening wholesale prices Fuel, dispatch and locational diversity Strong operating performance and results-oriented culture Experienced power marketing/risk management team Experienced management team Strong balance sheet and financial discipline History of delivering on commitments

Well Positioned for Continued Earnings Growth 2005 2006 2007 2008 2009 2010 Load growth Repricing wholesale contracts Reinvesting/returning Free Cash Merger synergies Increasing environmental costs (fossil) Increasing capacity values Generation rate increase in PA DST rate relief in Illinois Market price for power in Illinois Market price for power in PA

APPENDIX

Illinois Procurement Filing Overview Annual "reverse auction" to procure supply for customers post 2006 Staggered 1, 3 and 5 year contracts for <1 MW customers Staggering creates rate stability for customers 100% of load bid out in year 1; 40% each year thereafter Recent New Jersey BGS auction resulted in wholesale price increase of 18% over prior year due to higher fuel prices, but staggering process reduced impact on customers' electric bills to a 2.8% increase NJ ratepayer advocate: "We don't like any increases, but considering what is going on in the market, it is not bad. We were expecting worse." Large customers to be offered annual or hourly price -- depending on whether or not they are subject to competitive declaration 50% load cap for any single supplier Requires mark-to-market collateral posting by suppliers Tariff translates wholesale auction into retail rates by customer class Auction managed by an independent third party and overseen by ICC

GAAP EPS Reconciliation 2000-2002

GAAP EPS Reconciliation 2003-2004 Reconciliation of GAAP Reported and Adjusted (non-GAAP) Operating Earnings per Diluted Share

Full Year 2004 Cash Reconciliation

2005 Earnings Guidance Exelon's adjusted (non-GAAP) operating earnings for 2005 are expected to be in the range of $2.90 to $3.10 per share. Exelon's outlook for adjusted (non-GAAP) operating earnings excludes income resulting from investments in synthetic fuel-producing facilities, the financial impact of the company's investment in Sithe and merger-related costs. Giving consideration to these factors, Exelon estimates 2005 GAAP earnings will fall in the range of $2.95 to $3.15 per share. This estimate does not include any impact of future changes to GAAP.

Cash Flow Definitions We define free cash flow as: Cash from operations (which includes pension contributions and the benefit of synthetic fuel investments), less Cash used in investing activities, less Transition debt maturities Common stock dividend payments at 2003 rates Other routine activities (e.g., severance payments, tax effect of discretionary items, etc.) We define available cash flow as: Cash from operations less capital expenditures, less common stock dividend payments, less securitized debt retired